UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BRERA HOLDINGS PLC
(Name of Issuer)

Class B Ordinary Shares, $0.005 nominal value per share
(Title of Class of Securities)

G13311108
(CUSIP Number)

Daniel Joseph McClory c/o Brera Holdings PLC Connaught House, 5th Floor One Burlington Road Dublin 4 D04 C5Y6 Ireland +1 949 502 4408
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2024
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  G13311108

1.	NAMES OF REPORTING PERSONS Pinehurst Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	2,250,000(1)(2)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,250,000(1)
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%(3)
14.	TYPE OF REPORTING PERSON OO

(1)	Reflects 2,250,000 class B ordinary shares, $0.005 nominal value per share (“Class B Ordinary Shares”), of Brera Holdings PLC, an Irish public limited company (the “Issuer”), issuable upon conversion of 2,250,000 class A ordinary shares, $0.005 nominal value per share (“Class A Ordinary Shares”), of the Issuer, held directly by Pinehurst Partners LLC. The Class A Ordinary Shares will convert on a one-to-one basis into Class B Ordinary Shares (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Ordinary Shares, except upon transfer to another holder of Class A Ordinary Shares.

(2)	The holders of Class A Ordinary Shares are entitled to ten (10) votes for each Class A Ordinary Share held of record, and the holders of Class B Ordinary Shares are entitled to one (1) vote for each Class B Ordinary Share held of record, on all matters submitted to a vote of the shareholders. The amounts of voting power reflect the assumed prior conversion of the Class A Ordinary Shares beneficially owned by the Reporting Persons (as defined below) into Class B Ordinary Shares.

(3)	The calculation assumes that there was a total of 6,810,000 Class B Ordinary Shares outstanding as of February 29, 2024, which is the sum of (i) the 4,560,000 Class B Ordinary Shares outstanding as of February 29, 2024, and (ii) the 2,250,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by Pinehurst Partners LLC.

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CUSIP No.  G13311108

1.	NAMES OF REPORTING PERSONS Daniel Joseph McClory
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	6,850,000(2)(4)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	6,850,000(4)
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,850,000(4)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0%(5)
14.	TYPE OF REPORTING PERSON IN

(4)	Reflects 6,850,000 Class B Ordinary Shares of the Issuer issuable upon conversion of 6,850,000 Class A Ordinary Shares, consisting of (i) 4,600,000 Class A Ordinary Shares held directly by Daniel Joseph McClory and (ii) 2,250,000 Class A Ordinary Shares held by Pinehurst Partners LLC, which Daniel Joseph McClory is deemed to beneficially own. The Class A Ordinary Shares will convert on a one-to-one basis into Class B Ordinary Shares (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Ordinary Shares, except upon transfer to another holder of Class A Ordinary Shares.

(5)	The calculation assumes that there was a total of 11,410,000 Class B Ordinary Shares outstanding as of February 29, 2024, which is the sum of (i) the 4,560,000 Class B Ordinary Shares outstanding as of February 29, 2024, and (ii) the 6,850,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by Daniel Joseph McClory (including the 4,550,000 Class A Ordinary Shares that were acquired by Mr. McClory).

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CUSIP No.  G13311108

Explanatory Note

The Reporting Persons (as defined below) previously filed a Schedule 13G on February 14, 2024, pursuant to Rule 13d-1(d) of the Act. On February 29, 2024, Daniel Joseph McClory acquired beneficial ownership of an aggregate of 4,550,000 Class A Ordinary Shares, which can convert on a one-to-one basis into Class B Ordinary Shares, and upon conversion would constitute acquiring more than 2% of the outstanding Class B Ordinary Shares within a twelve-month period. The Reporting Persons are filing this Schedule 13D (this “Schedule 13D”) in connection with this acquisition.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class B Ordinary Shares of the Issuer. The Issuer has its principal executive offices at Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

Item 2. Identity and Background.

(a)	This Schedule 13D is being jointly filed by Pinehurst Partners LLC, a Colorado limited liability company, and Daniel Joseph McClory, an individual (together, the “Reporting Persons”), pursuant to a joint filing agreement, dated March 6, 2024 (the “Joint Filing Agreement”), which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

(b)	The principal business address of Pinehurst Partners LLC is 6526 Gunpark Drive, Suite 370-103, Boulder, CO 80301. The principal business address of Daniel Joseph McClory is c/o Brera Holdings PLC, Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland.

(c)	The principal business of Pinehurst Partners LLC is to serve as an investment vehicle to hold and transact securities for the Roth individual retirement account of Daniel Joseph McClory. Daniel Joseph McClory’s principal occupation or employment is as an investment banker. Mr. McClory is the Chief Executive Officer of Boustead & Company Limited, and serves as the Managing Director, Head of Equity Capital Markets and Head of China for its U.S.-based subsidiary, Boustead Securities, LLC. Mr. McClory also serves as Executive Chairman and a director on the board of directors of the Issuer.

(d)	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Pinehurst Partners LLC is a Colorado limited liability company. Daniel Joseph McClory is a citizen of the United States and Italy.

Item 3. Source and Amount of Funds or Other Consideration.

On February 29, 2024, Daniel Joseph McClory purchased 2,250,000 Class A Ordinary Shares in a private transaction pursuant to a share purchase agreement, dated as of February 29, 2024, between Mr. McClory and Niteroi SpA, for $1,500,000 (the “Niteroi Purchase Agreement”). The price for the Class A Ordinary Shares is to be paid in two payments of $375,000, one on or before March 4, 2024, and one on or before March 18, 2024, respectively, and one payment of $750,000 on September 30, 2024. The Class A Ordinary Shares were transferred to Mr. McClory on February 29, 2024. The source of funding for the purchase of the Class A Ordinary Shares is the personal funds of Daniel Joseph McClory. The foregoing description of the Niteroi Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Niteroi Purchase Agreement attached hereto as Exhibit 2.

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CUSIP No.  G13311108

On February 29, 2024, Daniel Joseph McClory purchased 2,300,000 Class A Ordinary Shares in a private transaction pursuant to a share purchase agreement, dated as of February 29, 2024, between Mr. McClory and Alessandro Aleotti, for $1,537,500 (the “Aleotti Purchase Agreement”). The price for the Class A Ordinary Shares is to be paid in two payments of $375,000, one on or before March 4, 2024, and one on or before March 18, 2024, respectively, and one payment of $787,500 on September 30, 2024. The Class A Ordinary Shares were transferred to Mr. McClory on February 29, 2024. The source of funding for the purchase of the Class A Ordinary Shares is the personal funds of Daniel Joseph McClory. The foregoing description of the Aleotti Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Aleotti Purchase Agreement attached hereto as Exhibit 3.

Prior acquisitions not previously reported pursuant to Regulation 13D consist of the following:

On September 21, 2022, Pinehurst Partners LLC purchased 2,250,000 Class A Ordinary Shares, pursuant to a share subscription letter, dated as of September 21, 2022, between Pinehurst Partners LLC and the Issuer (the “Pinehurst Subscription Letter”), for $11,250. The source of funding for the purchase of the Class A Ordinary Shares was the working capital of Pinehurst Partners LLC. The foregoing description of the Pinehurst Subscription Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Pinehurst Subscription Letter attached hereto as Exhibit 4.

On October 5, 2022, Daniel Joseph McClory purchased 50,000 Class A Ordinary Shares, pursuant to a share subscription letter, dated as of October 5, 2022, between Mr. McClory and the Issuer (the “McClory Subscription Letter”), for $250. The source of funding for the purchase of the Class A Ordinary Shares was the personal funds of Mr. McClory. The foregoing description of the McClory Subscription Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the McClory Subscription Letter attached hereto as Exhibit 5.

Item 4. Purpose of Transaction.

The Reporting Persons’ acquisitions of Class A Ordinary Shares reported on this Schedule 13D were for investment purposes. On July 11, 2022, Mr. McClory was elected as a director of the Issuer, and on July 30, 2022, Mr. McClory was appointed as Executive Chairman of the Issuer, and in such capacity may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed in this Item, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them and may change their plans or proposals in the future. In determining from time to time whether to sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax, estate or other economic planning purposes. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

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CUSIP No.  G13311108

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

(c)	The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A Ordinary Shares or the Class B Ordinary Shares during the past 60 days.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares held by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in response to Item 3 and Item 4 hereof is incorporated by reference into this Item 6.

Other than the relationships described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated March 6, 2024
Exhibit 2	Share Purchase Agreement, dated February 29, 2024, between Daniel Joseph McClory and Niteroi SpA
Exhibit 3	Share Purchase Agreement, dated February 29, 2024, between Daniel Joseph McClory and Alessandro Aleotti
Exhibit 4	Share Subscription Letter, dated September 21, 2022, of Pinehurst Partners LLC to Brera Holdings Limited
Exhibit 5	Share Subscription Letter, dated October 5, 2022, of Daniel Joseph McClory to Brera Holdings Limited

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CUSIP No.  G13311108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2024	Pinehurst Partners LLC

	By:	/s/ Daniel Joseph McClory
	Name:	Daniel Joseph McClory
	Title:	Managing Member

/s/ Daniel Joseph McClory
Daniel Joseph McClory